

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 30, 2008

via U.S. mail and facsimile

Mr. Shouren Zhao
Chairman & CEO
China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People's Republic of China

> **RE:** **China Runji Cement Inc.**
> **Form 8-K Item 4.01**
> **Filed June 5, 2008**
> **Form 8-K/A Item 4.01**
> **Filed June 30, 2008**
> **File # 000-51755**

Dear Mr. Zhao:

We have completed our review of your filing and amendment and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant